EXHIBIT 99.8

Emerald Health Therapeutics Introduces Unique Premium CBD Oil SYNC 25 to British Columbia Recreational Marketplace

Emerald’s ultra-pure SYNC 25 CBD oil fills significant need in BC’s recreational marketplace, offering a non-THC, smoke-free alternative

VANCOUVER, British Columbia, May 17, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has shipped 6,000 40 ml units of its SYNC 25 CBD oil to the British Columbia Liquor Distribution Branch (BCLDB). The Emerald-branded pure CBD oil offers consumers a non-THC, smoke-free product alternative.

“We are pleased to offer our new Emerald-branded wellness product SYNC 25 to the recreational marketplace in British Columbia,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “The introduction of SYNC 25 marks the next step in our product growth strategy to develop innovative and quality consumer products that respond to a growing demand while providing higher profit margins.”

The SYNC 25 CBD oil product was extracted by MediPharm Labs Inc., a wholly-owned subsidiary of MediPharm Labs Corp. (TSXV: LABS; OTCQX: MEDIF) (“MediPharm Labs”).

“Emerald’s success in bringing products to the market that address the significant consumer demand for CBD demonstrates how MediPharm Labs’ specialized expertise in extraction empowers our partner brands with an advanced oil strategy and a competitive advantage,” said Pat McCutcheon, Chief Executive Officer of MediPharm Labs. “We look forward to providing high-quality, pharmaceutical-like cannabis concentrates as Emerald expands on its product growth strategy in the future.”

Emerald’s SYNC 25 CBD oil is currently available for purchase at: https://www.bccannabisstores.com/products/sync-25-cannabis-oil.

About MediPharm Labs Corp.

Founded in 2015, MediPharm Labs has the distinction of being the first company in Canada to become a licensed producer for cannabis oil production under the ACMPR without first receiving a cannabis cultivation licence. This expert focus on cannabis concentrates from our cGMP (current Good Manufacturing Practices) and ISO standard clean rooms and critical environments laboratory, allows MediPharm Labs to produce purified, pharmaceutical-like cannabis oil and concentrates for advanced derivative products. MediPharm Labs has invested in an expert, research-driven team, state-of-the-art technology, downstream extraction methodologies and purpose-built facilities to deliver pure, safe and precisely-dosed cannabis products to patients and consumers. MediPharm Labs’ private label program is a high margin business for the Company, whereby it opportunistically procures dry cannabis flower and trim from its numerous product supply partners, to produce proprietary cannabis oil concentrate products for resale globally on a private label basis.

Through its subsidiary, MediPharm Labs Australia Pty. Ltd., MediPharm Labs has also completed its application process with the federal Office of Drug Control to extract and import medical cannabis products in Australia.

For further information about MediPharm Labs Corp :

Please visit www.medipharmlabs.com

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and in full production in 1.03 million square feet of the first of two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald secured over 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022, with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

For further information about Emerald Health Therapeutics.

Please visit www.emeraldhealth.ca or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.

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